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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       ---------------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
          SECTION 14(D)(4) OF THE SECURITIES AND EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)
                       ---------------------------------
                           JOHNSTON INDUSTRIES, INC.
                           (Name of Subject Company)

                           JOHNSTON INDUSTRIES, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, $.10 PAR VALUE PER SHARE
                         (Title or Class of Securities)

                                   479368102
                     (CUSIP Number of Class of Securities)
                       ---------------------------------
                              MR. JAMES J. MURRAY
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                           JOHNSTON INDUSTRIES, INC.
                               EXECUTIVE OFFICES
                             105 THIRTEENTH STREET
                            COLUMBUS, GEORGIA 31901
                                 (706) 641-3140
            (Name, Address and Telephone Number of Person Authorized
    to Receive Notices and Communications on Behalf of the Person(s) Filing
                                   Statement)
                       ---------------------------------
                                With Copies to:

                             ELIZABETH H. NOE, ESQ.
                              JAMES W. MAXON, ESQ.
                     PAUL, HASTINGS, JANOFSKY & WALKER LLP
                                   SUITE 2400
                           600 PEACHTREE STREET, N.E.
                          ATLANTA, GEORGIA 30308-2222

[ ] Check the Box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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

ITEM 8.  ADDITIONAL INFORMATION.

     Pursuant to the terms of the Purchase Agreement dated March 30, 2000, by and among CGW Southeast Partners IV, L.P., JI Acquisition Corp., and Johnston Industries, Inc. ("Johnston"), Johnston hereby files, in conformance with and pursuant to the requirements of Rule 14f-1, this Information Statement.

ITEM 9.  EXHIBITS.

     Exhibit No.

     1. Information Statement.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Johnston Industries, Inc.

                                          By:      /s/ JAMES J. MURRAY
                                            ------------------------------------
                                                      James J. Murray
                                             Executive Vice President and Chief
                                                      Financial Officer

Date: April 19, 2000

                           JOHNSTON INDUSTRIES, INC.
                             105 THIRTEENTH STREET
                            COLUMBUS, GEORGIA 31901
                                 APRIL 19, 2000

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

     This Information Statement is being mailed on or about April 21, 2000 to the holders of record of shares of common stock, par value $.10 per share (the "Shares"), of Johnston Industries, Inc. ("Johnston"). It is being furnished in connection with the Purchase Agreement dated as of March 30, 2000, by and among CGW Southeast Partners IV, L.P., a Delaware limited partnership ("CGW"), JI Acquisition Corp., a Delaware corporation and a subsidiary of CGW ("Purchaser"), and Johnston (the "Purchase Agreement") in accordance with the terms and subject to the conditions of which (i) Purchaser, on behalf of CGW, will commence a tender offer (the "Offer") to purchase all outstanding Shares at a price of $3.00 per Share in cash (the "Offer Price"), (ii) Purchaser will purchase 9,000,000 shares of Johnston's capital stock directly from Johnston (the "Stock Purchase"), and (iii) following consummation of the Offer, a wholly owned subsidiary of Purchaser will likely be merged with and into Johnston with Johnston as the surviving entity (the "Merger"). As a result of the Offer, the Stock Purchase and the Merger, Johnston will become a subsidiary of CGW.

     The Purchase Agreement provides that, upon the consummation of the Offer, Johnston shall cause CGW's designees to be elected to the Board of Directors of Johnston (the "Johnston Board") under the circumstances described in the Purchase Agreement. See "CGW Designees." As a result of this agreement, this Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule l4f-1 thereunder.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     Purchaser commenced the Offer on April 7, 2000. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, May 5, 2000, unless the Offer is extended.

     The information contained in this Information Statement concerning Purchaser and CGW has been furnished to Johnston by Purchaser and CGW, and Johnston assumes no responsibility for the accuracy or completeness of such information.

CGW DESIGNEES

     Effective upon the consummation of the Offer by Purchaser, CGW will be entitled to designate the number of directors, rounded up to the next whole number, on the Johnston Board that equals the product of (i) the total number of directors on the Johnston Board (giving effect to the election of any additional directors pursuant to this provision) and (ii) the percentage that the number of shares of Johnston's capital stock accepted for payment by CGW or Purchaser pursuant to the Offer, when added to the 9,000,000 shares of Johnston's common and preferred stock purchased directly from Johnston, bears to the total number of shares of Johnston's capital stock then outstanding, and Johnston shall cause CGW's designees to be elected or appointed to the Johnston Board, including, without limitation, increasing the size of the Johnston Board, or securing resignations of incumbent directors, or both.

     CGW has informed Johnston that it will choose its designees to the Johnston Board from the directors and executive officers of CGW and/or Purchaser listed in Schedule I to the Offer to Purchase, a copy of which has been mailed to Johnston's stockholders. CGW has informed Johnston that each of the directors and executive officers listed in Schedule I to the Offer to Purchase has consented to act as a director of Johnston, if so designated. The information in the Offer to Purchase is incorporated herein by reference. The address of each such person is set forth in such Offer to Purchase.

     CGW will also choose Graeme Mills, a representative of BancBoston Capital, Inc., to be one of its designees to the Johnston Board. Mr. Mills, a citizen of Australia, is a director of BancBoston Capital, Inc. ("BBC"), the private equity unit of Fleet Boston Financial. Prior to joining BBC in 1997 Mr. Mills was a Director in BancBoston's Emerging Markets Investment Group where for five years he was responsible for governmental and multilateral financing for clients in Latin America. He has been with Fleet Boston Financial/BancBoston for 16 years and has extensive corporate finance experience including mergers and acquisitions, debt restructurings, leveraged acquisitions, project financings and cross border fund raising in the US and international markets. Mr. Mills is a CPA and a Senior Associate of the Australian Society of Accountants and a member of the Securities Institute of Australia. He holds B.Com. (1980) and M.Com (1982) degrees from the University of New South Wales in Australia.

     It is expected that CGW's designees may assume office following consummation of the Offer, which cannot be earlier than May 6, 2000.

CERTAIN INFORMATION CONCERNING JOHNSTON

                 INFORMATION CONCERNING DIRECTORS AND EXECUTIVE
                              OFFICERS OF JOHNSTON

DIRECTORS AND EXECUTIVE OFFICERS OF JOHNSTON

     The current Directors and Executive Officers of Johnston Industries, Inc. are as follows:

     J. REID BINGHAM, age 54, has served as a Director since 1991. Mr. Bingham has been General Counsel of Hamilton Bancorp, Inc. and Hamilton Bank, N.A. since October 1996. He previously was a partner from 1994 to 1996 of the law firm of Concepcion, Sexton, Bingham & Urdaneta (formerly Bingham & Castilla). Prior to this time, he was a partner of the law firm of Kirkpatrick & Lockhart from 1989 to 1994.

     ALLYN P. CHANDLER, age 47, was appointed to the Board on October 22, 1998 to fill the vacancy left by the death of her father, David L. Chandler. For the past five years, Ms. Chandler has held senior management positions in not-for-profit organizations. In 1996, she served as Artistic Director and General Manager of Live Arts in Charlottesville, VA. From 1997 through August 1998, Ms. Chandler held various free-lance assignments, mainly with schools, theatres and a film company. Ms. Chandler currently is Chairperson, President and CEO of Redlaw Industries, Inc. and GRM Industries, Inc., a wholly-owned subsidiary of Redlaw Industries, Inc. Ms. Chandler has been a member of the Board of GRM Industries, Inc. since 1985 and a member of the Board of Redlaw Industries, Inc. since 1998.

     JOHN A. FRIEDMAN, age 64, has served as a Director since 1996. For the past five years, Mr. Friedman has been engaged in the private practice of law. Prior to entering private practice Mr. Friedman, was a partner in the law firm of Kaye, Scholer, Fierman, Hays and Handler for 20 years.

     WILLIAM J. HART, age 59, has served as a Director since 1981. Mr. Hart has been a partner of the law firm of Husch & Eppenberger since January 1997. From August 1970 to January 1997 he was a partner of the law firm of Farrington & Curtis, which was merged into the firm of Husch & Eppenberger.

     HAROLD HARVEY, age 59, has served as President of the Greige Fabrics Division of Johnston since the first quarter of 1999 and assumed additional responsibilities as President of the Finished Fabrics Division effective January 1, 2000. He was the Principal of Harvey TMC International, a textile consulting firm, from 1994 until joining Johnston. Mr. Harvey was the Chief Executive Officer of Carrington Viyella from 1992 until 1994 and Chief Executive Officer of John Foster and Sons plc from 1988 until 1992. Prior to that, he had served in various consulting and textile management positions.

     WILLIAM I. HENRY, age 60, has served as Vice President of Johnston since January 1, 2000. Prior to that time, he served as President of the Finished Fabrics Division from February 5, 1998 to December 31, 1999, Executive Vice President from May 12, 1997 to February 5, 1998, Vice President of Operations from April 1996 to May 12, 1997, and Vice President of Product and Operations Planning from January 1993 to April 1996. Prior to that, he had served as Vice President, Operations of Southern Phenix.

     GAINES R JEFFCOAT, age 78, has served as a Director since 1986. From January 1988 until Mr. Jeffcoat's retirement on June 30, 1990, he served as Vice President of Johnston. Further, he served as Chairman of the Board of Opp and Micolas Mills, Inc., a subsidiary of Johnston ("Opp and Micolas"), from January 1, 1988 to December 31, 1989. Mr. Jeffcoat was President of Opp and Micolas for more than five years prior to that time.

     DONALD L. MASSEY, age 55, has served as President of Johnston Industries Composite Reinforcements, Inc. since February 5, 1998. Prior to that time, he served as Executive Vice President from May 12, 1997 to February 5, 1998 and as Vice President of Johnston and President -- Home Furnishings -- Sales and Marketing of Johnston Industries Alabama, Inc. from April 1996 to May 12, 1997. Mr. Massey was President and CEO of Johnston Industries Composite Reinforcements, Inc. from March 31, 1992 until March 31, 1996. From December 1, 1990 until March 30, 1992, Mr. Massey was President and CEO of Fiber and Fabrics Marketing, and prior to that, he served as Senior Vice President for world sales of denim for Dominion Textiles.

     JAMES J. MURRAY, age 39, has served as Executive Vice President and Chief Financial Officer of Johnston since September 22, 1997 and assumed additional responsibilities as Secretary effective January 1, 2000. Prior to that time, he was Managing Director of Corporate Transaction Services for KPMG LLP since March 1996 and had served in a variety of capacities with KPMG LLP from January 1984 to March 1996. Prior to that time, Mr. Murray was a tax accountant in private, industry.

     D. CLARK OGLE, age 53, has served as President and Chief Executive Officer of Johnston since March 20, 1998 and was appointed to the Board on April 7, 1998. Prior to that time, Mr. Ogle served as Managing Director of National Strategic and Operational Improvement Consulting for KPMG LLP. From April 1987 to October 1996, he served as CEO for a number of companies including Victory Markets, Inc., Teamsports, Inc., WSR Corporation, Consumer Markets, Inc., and Peter J. Schmitt Co., Inc. Mr. Ogle was Executive Vice President and Chief Operating Officer, then President and Chief Executive Officer, of Scrivner, Inc. for more than five years prior to that time.

     TOMMY B. STRENGTH, age 50, has served as President of the Fiber Products Division of Johnston since January 28, 2000. Prior to that time, he served as Vice-President of the Fiber Products Division from April 1996 to January 2000. From 1992 to 1996, he served as General Manager of the Nonwoven Group of Wellington Sears Company. From 1985 to 1992, he was General Manager of the by-products operation of WestPoint Stevens, Inc. and for five years prior to that time, held various management positions with WestPoint Stevens, Inc.

     A. LEE TUCKER, age 44, has served as Treasurer of Johnston since January 1, 2000. Prior to that time, he served as Assistant Treasurer from June 1997 to January 2000 and as Corporate Director of Credit from June 1993 to June 1997. For more than five years prior to that time Mr. Tucker was Director of Credit and Claims for WestPoint Stevens, Inc.

     C. PHILIP STANLEY, age 68, was appointed to the Board on April 7, 1998. Mr. Stanley, who had retired in December 1996, returned from retirement to serve as Vice Chairman of JI Alabama from May 12, 1997 through February 5, 1998. Prior to that time, he served as President and Chief Operating Officer of Opp & Micolas from January 1988 to December 1996 and prior to that, had served as Vice President and General Manager of Opp and Micolas.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

  General.

     In accordance with applicable Delaware state law, the business and affairs of Johnston are managed under the direction of the Johnston Board. The Johnston Board has responsibility for establishing broad corporate policies and for Johnston's overall performance rather than day-to-day operating details. Members of the Johnston Board are kept informed of Johnston's business by various reports and documents sent to them periodically as well as by reports presented at meetings of the Johnston Board and its committees by officers and employees of Johnston.

     The Johnston Board held 11 meetings during fiscal 1999. A special committee of the Johnston Board, formed to evaluate the Offer, held four additional meetings. Each director attended at least seventy-five percent of the total number of meetings of the Johnston Board and any committees on which he or she served.

     The Johnston Board has standing Audit and Compensation Committees but no Nominating Committee.

  Audit Committee.

     The Audit Committee, whose members were Messrs. Bingham and Hart and for fiscal 1999, met once during fiscal 1999. The Audit Committee is comprised entirely of directors who are not officers or employees of Johnston.

     The Audit Committee reviews Johnston's accounting functions, operations and management and the adequacy and effectiveness of the internal controls and procedures of Johnston. The Audit Committee recommends to the Board the appointment of the independent public accountants for Johnston. In connection with its duties, the Audit Committee periodically meets privately with the independent public accountants.

  Compensation Committee.

     The Compensation Committee, whose members were Messrs. Jeffcoat, Bingham and Friedman during fiscal 1999, met once during fiscal 1999. The Compensation Committee represents the Board in discharging its responsibilities relating to executive compensation. The Compensation Committee is responsible for reviewing and analyzing management's recommendations regarding executive compensation. In addition, the Compensation Committee develops and enacts executive compensation policies designed to enhance Johnston's profitability by aligning the financial interests of Johnston with its executives.

  Other.

     Johnston also has a Stock Option Committee, whose members were Messrs. Bingham, Hart and Jeffcoat during fiscal 1999. The Stock Option Committee met twice during fiscal 1999. This committee is responsible for the administration of Johnston's stock option plan.

DIRECTOR COMPENSATION

     Pursuant to Johnston's Director Compensation Policy, each Director who is not an officer or employee of or consultant to Johnston is paid an annual Director's fee of $12,000 plus $1,000 for each meeting of the Board or any committee thereof at which such Director is in attendance.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth as of March 31, 2000 certain information concerning ownership of Shares by: (i) each person who is known by Johnston to own beneficially more than 5% of the Shares, (ii) each director individually,
(iii) Johnston's Chief Executive Officer ("CEO") and each of the Named Executive Officers (as defined herein) listed in the Summary Compensation Table, and (iv) all directors and executive officers of Johnston as a group. The determinations of "beneficial ownership" of Shares are based upon Rule 13d-3 under the Exchange Act of 1934, as amended. Such rule provides that shares will be deemed "beneficially owned" where a person has, either solely or in conjunction with others, the power to vote or to direct the voting of shares and/or the power to dispose, or to direct the disposition of, shares or where a person has the right to acquire any such power within 60 days after the date such "beneficial ownership" is determined. As of March 31, 2000, there were 10,712,872 Shares of Johnston common stock issued and outstanding. Holders of these Shares are entitled to cast one vote for each Share held by such holder on matters submitted to the stockholders. Unless otherwise indicated, each person or entity listed below has sole voting and investment power with respect to such Shares.

                                                               AMOUNT OF     PERCENT OF
                                                               BENEFICIAL    OUTSTANDING
NAME AND ADDRESS OF BENEFICIAL OWNER OR IDENTITY OF GROUP     OWNERSHIP(1)     SHARES
---------------------------------------------------------     ------------   -----------
J. Reid Bingham.............................................      18,000           *
Allyn P. Chandler(2)........................................   4,358,324        38.4%
John A. Friedman............................................       8,500           *
William J. Hart.............................................      25,541           *
William I. Henry............................................      93,368           *
Owen J. Hodges, III(3)......................................      22,655           *
Gaines R. Jeffcoat..........................................      42,434           *
Donald L. Massey............................................      37,850           *
James J. Murray.............................................      82,650           *
D. Clark Ogle...............................................     243,300         2.2
C. Philip Stanley...........................................      38,762           *
All directors and officers as a group (14 persons)(4).......   5,037,484        42.7
Redlaw Industries, Inc.(5)..................................   3,388,704        31.6
Dimensional Fund Advisors, Inc.(6)..........................     906,924         8.5
Ann P. Chandler(7)..........................................   4,371,698        38.5
Estate of David L. Chandler (8).............................   4,350,023        38.3
Jerry Zucker(9).............................................   1,166,900        10.9

---------------

 *  Less than 1%

(1) Unless otherwise indicated, the named individual or entity has sole voting and investment power with respect to all shares shown as beneficially owned by such person. For each beneficial owner, the number of shares outstanding and the percentage of stock ownership includes the number of common and common equivalent shares (including options and warrants exercisable within 60 days) owned by such individual or entity.
(2) Includes 750 shares owned directly by Ms. Chandler, 750 shares owned by D.
    L. Chandler, Jr. for which Ms. Chandler holds a Power of Attorney, and 3,388,704 shares owned by Redlaw Industries, Inc. ("Redlaw") and its wholly owned subsidiary GRM Industries, Inc. ("GRM") of which Ms. Chandler may be deemed to be a beneficial owner by virtue of her relationship with Redlaw as set forth below in footnote 12. Ms. Chandler, is one of the personal co-representatives of the Estate of her late father, D. L. Chandler, (the "Estate") who was the Chairman of Johnston Industries at the time of his death on August 21, 1998. Ms. Chandler is deemed to be a beneficial owner of 331,590 shares of Johnston stock and options for Johnston common stock totaling 636,530 options as held by the Estate. The foregoing information is based upon a Schedule 13D/A filed September 16, 1999 on behalf of the Estate and a Schedule 13D/A filed September 17, 1999 on behalf of Redlaw and amended information provided to

    Johnston on behalf of the Estate. The address for Ms. Chandler is P.O. Box 1350, Hobe Sound, Florida 33475.
(3) Mr. Hodges resigned from employment with Johnston on February 1, 2000.
(4) Includes an aggregate of 1,076,280 shares issuable pursuant to stock options which are currently exercisable or exercisable within 60 days.
(5) Redlaw Industries, Inc. ("Redlaw") reports its address as 3968 Wainman Line, Seven Township, R.R. #2, Orillia, Ontario, Canada L3V 6H2. These shares are owned by GRM Industries, Inc., a Tennessee corporation and wholly owned subsidiary of Redlaw. Redlaw is a holding company incorporated in Ontario, Canada with stock traded on the OTC Bulletin Board. Ms. Allyn Chandler is Chairperson of the Board, President, and Chief Executive Officer of both Redlaw and GRM. She is also a co-representative of the Estate, which owns 67.7% of the outstanding stock of Redlaw and may be deemed to be the beneficial owner of the Johnston shares owned by Redlaw. The foregoing information is based upon a Schedule 13D/A filed September 17, 1999 and amended information provided to Johnston on behalf of the Estate.
(6) Dimensional Fund Advisors, Inc. ("Dimensional") reports its address as 1299 Ocean Avenue, 1lth Floor, Santa Monica, California 90401. Dimensional reports sole voting and dispositive power with respect to all shares. The foregoing is based on a Schedule 13G dated February 3, 2000.
(7) Mrs. Ann P. Chandler is the widow of the late D. L. Chandler, who was Chairman of Johnston Industries, Inc. and, Chairman, President and Chief Executive Officer of Redlaw and GPM at the time of his death. Mrs. Chandler is co-representative of the Estate and therefore is deemed to be the beneficial owner of shares owned by Redlaw, and the shares and options directly part of the Estate. The foregoing information is based upon a
    Schedule 13D filed September 16, 1999 and amended information provided to Johnston on behalf of the Estate.
(8) Mrs. Ann P. Chandler and Ms. Allyn P. Chandler are co-representatives of the Estate, which reports sole voting and dispositive power with respect to all shares shown. The foregoing information is based upon a Schedule 13D filed September 16, 1999 and amended information provided to Johnston on behalf of the Estate.
(9) Mr. Zucker reports his address as P.O. Box 5205, North Charleston, South Carolina 29405. Mr. Zucker reports sole voting and dispositive power with respect to all shares. The foregoing is based on a Schedule 13D dated September 13, 1999.

                             EXECUTIVE COMPENSATION

     The following table sets forth the compensation paid by Johnston for the periods indicated to Johnston's Chief Executive Officer ("CEO") during fiscal 1999 and to the four most highly compensated executive officers (other than the CEO) who were serving as executive officers at January 1, 2000 and who earned more than $100,000 during fiscal 1999 (the "Named Executive Officers") plus one additional individual for whom disclosure would have been provided but for his retirement during 1999.

                           SUMMARY COMPENSATION TABLE

                                                                              LONG TERM
                                             ANNUAL COMPENSATION(1)          COMPENSATION
                                      ------------------------------------      AWARDS
                                                                   OTHER      SECURITIES
                                                                  ANNUAL      UNDERLYING      ALL OTHER
                                             SALARY     BONUS     COMPEN-      OPTIONS         COMPEN-
NAME AND PRINCIPAL POSITION           YEAR     ($)       ($)     SATION($)       (#)        SATION ($)(2)
---------------------------           ----   -------   -------   ---------   ------------   -------------
D. Clark Ogle.......................  1999   450,000   225,000      --              --         17,730
  President and CEO(3)                1998   351,346   325,000      --         300,000             --
                                      1997        --        --      --              --             --
James J. Murray.....................  1999   250,000   100,000      --              --         50,000
  Executive Vice President and        1998   192,609    20,000      --          50,000         84,621
  Chief Financial Officer(4)          1997    49,500        --      --              --          6,907
C. Philip Stanley...................  1999   225,000        --      --              --             --
  President -- Greige Fabrics         1998   225,000    40,436      --          15,000             --
  Division(5)                         1997   123,817    53,000      --              --             --
Donald L. Massey....................  1999   215,000    51,102      --              --         14,609
  President -- Johnston Composite     1998   215,000    57,798      --           2,000         15,158
  Reinforcements                      1997   203,750        --      --              --         11,840
William I. Henry....................  1999   192,500        --      --              --         28,987
  President -- Finished Fabrics       1998   192,500        --      --          12,000         36,015
  Division                            1997   183,125        --      --              --         27,671
Owen J. Hodges, III.................  1999   186,000        --      --              --          7,487
  President -- Fiber Products         1998   186,000    43,375      --              --          3,577
  Division                            1997   174,000        --      --              --             --

---------------

(1) The amounts shown do not include perquisites and other personal benefits, the value of which for each executive officer did not exceed the lesser of $50,000 or 10% of the aggregate compensation for such officer.
(2) Except as described herein, all payments relate to Johnston's executive stock purchase plan. "All Other Compensation" for each year presented also includes amounts representing a housing allowance for Mr. Ogle, forgiveness of a relocation loan for Mr. Murray, a partial payment of premiums under a "split dollar" life insurance program for Mr. Henry, and an automobile allowance for Mr. Hodges.
(3) Mr. Ogle became an Executive Officer of Johnston effective March 19, 1998. Accordingly, compensation information is reported only for the 1998 and 1999 fiscal years.
(4) Mr. Murray became an Executive Officer of Johnston effective September 22, 1997.
(5) Mr. Stanley, who retired from Johnston in December 1996, as President and Chief Operating Officer of Opp and Micolas Mills, returned from retirement to serve as President of the Greige Fabrics Division from May 12, 1997 through February 5, 1999.

OPTION GRANTS IN FISCAL 1999

     During fiscal 1999, there were no grants of options to the CEO or to any of Johnston's Named Executive Officers.

OPTION EXERCISES IN FISCAL 1999 AND FISCAL YEAR-END OPTION VALUES

     The following table provides information related to options to purchase Shares issued by Johnston and exercised by the Named Executive Officers during fiscal 1999 and the number and value of options held at fiscal year end.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION/SAR VALUES

                                                             NUMBER OF UNEXERCISED
                                      SHARES                    OPTIONS/SARS AT      VALUE ($) OF UNEXERCISED
                                    ACQUIRED ON    VALUE           YEAR-END                IN-THE-MONEY
                                     EXERCISE     REALIZED       EXERCISABLE/        OPTIONS/SARS AT YEAR-END
NAME                                    (#)         ($)          UNEXERCISABLE       EXERCISABLE/UNEXERCISABLE
----                                -----------   --------   ---------------------   -------------------------
D. Clark Ogle.....................      --          --          200,000/300,000
James J. Murray...................      --          --           50,000/--                    --/--
C. Philip Stanley.................      --          --           15,000/--                    --/--
Donald L. Massey..................      --          --           20,000/--                    --/--
William I. Henry..................      --          --           30,000/--                    --/--
Owen J. Hodges, III...............      --          --           20,000/--                    --/--

RETIREMENT PLANS

     The following table sets forth for certain executives the estimated annual normal retirement benefits payable under the Salaried Employees' Pension Plan and Executive Supplemental Retirement Plan based on 1999 plan limits upon retirement at age 65 (assuming Social Security Average wages of $45,000 per year) for various combinations of preretirement remuneration and years of benefit service:

                               PENSION PLAN TABLE

                                                             YEARS OF BENEFIT SERVICE
AVERAGE ANNUAL SALARY                     ---------------------------------------------------------------
(LAST 10 YEARS OR LESS WHERE APPLICABLE)    5        10       15       20       25        30        35
----------------------------------------  ------   ------   ------   ------   -------   -------   -------
125,000...............................     9,250   18,500   27,750   39,063    50,375    61,688    73,000
150,000...............................    11,438   22,875   34,313   48,225    62,138    76,050    89,963
160,000...............................    12,313   24,625   36,938   51,890    66,843    81,795    96,748
175,000...............................    13,625   27,250   40,875   57,388    73,900    90,413   106,925
200,000...............................    15,813   31,625   47,438   66,550    85,663   104,775   123,888
225,000...............................    18,000   36,000   54,000   75,713    97,425   119,138   130,000
250,000...............................    20,188   40,375   60,563   84,875   109,188   130,000   130,000
300,000...............................    22,099   44,197   66,296   92,879   119,463   130,000   130,000
400,000...............................    22,099   44,197   66,296   92,879   119,463   130,000   130,000
500,000...............................    22,099   44,197   66,296   92,879   119,463   130,000   130,000
750,000...............................    22,099   44,197   66,296   92,879   119,463   130,000   130,000

     The years of benefit service under the Pension Plan as of January 1, 2000 for Messrs. Ogle, Murray, Stanley, Massey, Henry and Hodges were 1, 2, 32, 7, 28, and 3, respectively.

     The Pension Plan provides that if an employee's employment terminates prior to normal retirement date, payments at normal retirement date will be reduced to reflect the early termination of employment; if employment terminates later than normal retirement date, payments will be adjusted to provide benefits actuarially equivalent to the benefits otherwise payable at the normal retirement date, but not less than the accrued benefit determined at date of retirement; and if the employee elects a method of distribution of benefits other than a single life annuity, payments will be adjusted to provide benefits actuarially equivalent to the benefits to which he would be entitled if he had elected the single life annuity method.

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

EMPLOYMENT AGREEMENTS

     Mr. Ogle's employment agreement is effective for a three year period commencing on March 19, 1998 and provides for a base salary of $450,000, a one time signing bonus of $100,000, a bonus of $225,000 payable following the first year of employment and bonus or other additional compensation as approved by the Compensation Committee of the Board of Directors over the term of the agreement. In accordance with and upon execution of the agreement, Johnston granted Mr. Ogle options to purchase 300,000 shares of Johnston's common stock which vest in equal amounts over a three year period. The agreement contains a non-competition clause plus a nonsolicitation clause (each as defined in the agreement) which are effective for a one-year period following the termination of the employment agreement. Under terms of the agreement, Mr. Ogle would be entitled to continuation of salary and benefits but not bonus for a period of one year in the event of termination by Johnston "without cause" (as defined in the agreement). In the event Mr. Ogle should terminate the agreement other than as a result of a material breach by Johnston not cured within thirty days or in the event Johnston may terminate the agreement "with cause" (as defined in the agreement), Mr. Ogle would be entitled to all salary and benefits accrued though date of termination.

     Mr. Murray's employment agreement is effective for a three year period commencing on September 22, 1997 and provides for a base salary, and bonus or other additional compensation as approved by the Compensation Committee of the Board of Directors over the term of the agreement. The agreement contains a non-competition clause plus a non-solicitation clause (each as defined in the agreement) which are effective for a one-year period following the termination of the employment agreement. Under terms of the agreement, Mr. Murray would be entitled to continuation of salary and benefits but not bonus for the remainder of the unexpired term in the event of termination by Johnston "without cause" (as defined in the agreement). In the event that Mr. Murray should voluntarily terminate the agreement prior to expiration of the effective term of the agreement, he would forfeit all salary and benefits for the remainder of the unexpired term. In the event that Johnston employs a new Chief Executive Officer who desires to make his own selection of a Chief Financial Officer, the agreement provides that within the following 30 day period, Mr. Murray may give notice of termination and upon conclusion of a transition period, Johnston will pay salary and benefits for a period of one year following the date of termination.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Messrs. Jeffcoat, Bingham and Friedman served on the Compensation Committee of the Board of Directors during fiscal 1999. None of such directors are employees or officers of Johnston and there were no compensation committee interlocks.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Allyn P. Chandler, a director of Johnston, is Chairperson, President and CEO of Redlaw Industries, Inc. ("Redlaw") and GRM Industries, Inc. ("GRM"), a wholly-owned subsidiary of Redlaw. Ms. Chandler is also one of the personal co-representatives of the Estate of her late father, David L. Chandler, who was the Chairman of Johnston Industries, Inc. at the time of his death on August 21, 1998.

     David L. Chandler was a party to two "rabbi" trust agreements whereby, during his employment, Johnston transferred assets to the trusts in accordance with his employment agreement. During 1999, Johnston purchased demand notes payable by Redlaw, and guaranteed by GRM, from the trusts at a substantially discounted cost of approximately $200 thousand. The notes, which have maturities from one to five years, can be called on demand by the payee, bear interest at 10% per annum, and are convertible, at the option of the holder, into (i) common shares of Redlaw, or (ii) common shares of Johnston Industries, Inc. held of record by GRM. Conversion to shares of Johnston is contingent on the release by a secured lender of its first security interest in shares of Johnston held of record by GRM.

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            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires Johnston's executive officers and directors, and persons who beneficially own more than ten percent of Johnston's common stock, to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission (the "SEC"). Persons subject to these reporting requirements are also required by SEC regulations to furnish Johnston with copies of all Section 16(a) forms they file. Based solely on a review of copies of the SEC reporting forms furnished to Johnston and written representations from Johnston's executive officers and directors, Johnston believes that all required Section 16(a) reports were timely filed during fiscal 1999.

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